TransAlta announces Blue Trail wind power project in southern Alberta

CALGARY, Alberta (Feb. 13, 2008) – TransAlta Corporation (TSX: TA; NYSE: TAC) today announced plans to design, build and operate a 66-megawatt (MW) wind power project in southern Alberta.  The capital cost of the project is estimated at $115 million. Commercial operations are expected to commence in the fourth quarter of 2009.

Located four kilometres from Fort Macleod, the wind farm will incorporate 22, three-MW wind turbines.  Once complete, the Blue Trail wind farm will provide an annual average of 195,000 megawatt hours per year – enough electricity to meet the needs of approximately 29,000 homes.

"Wind power is a key resource for meeting the demand for competitively priced, and environmentally sustainable electricity in the Alberta market,” said Steve Snyder, TransAlta’s President and CEO. “This project will be ready to be commissioned by December 2009, which will help alleviate some of the supply concerns in our home market."

"Blue Trail supports TransAlta's drive toward capitalizing on growth opportunities in our core western markets –  through the addition of high-quality wind, small hydro, geothermal and co-generation assets to its generation portfolio.  The project meets TransAlta’s return thresholds and is consistent with the company's capital allocation plan," Mr. Snyder added.

Delivery of the V90 turbines from Vestas is scheduled to begin mid-2009.  TransAlta will work with local firms during construction. The project is subject to regulatory and environmental approvals.

The announcement of the Blue Trail wind power project follows TransAlta’s announcement of the 96 MW Kent Hills wind farm, located in New Brunswick.  TransAlta also owns and/or operates the Castle River, McBride Lake and Summerview wind farms in southern Alberta. The addition of the Blue Trail wind power project brings TransAlta’s total net wind-generated capacity to 314 MW.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States, Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

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This news release may contain forward-looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media inquiries:

Investor inquiries:

Michael Lawrence

Jess Nieukerk

Senior Advisor, Media Relations

Senior Analyst, Investor Relations

Phone:  (403) 267-7330

Phone:  1-800-387-3598 in Canada and U.S

Email:

michael_lawrence@transalta.com

Phone:  (403) 3607

E-mail:  jess_nieukerk@transalta.com